UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05 September 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

5th September 2013

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 4th September 2013, it transferred to a participant in an employee share scheme 6,100 Ordinary Shares at price of €15.0854 per Ordinary Share.

Following the above transaction, CRH plc holds 6,412,077 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 729,420,531.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

CRH public limited company
(Registrant)

Date: 05 September 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director